

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Darin Myman
Chief Executive Officer
DatChat, Inc.
204 Nielsen Street
New Brunswick, NJ 08901

> **Re: DatChat, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 28, 2022**
> **File No. 333-268058**

Dear Darin Myman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed 10/28/2022

Cover Page

1. It appears that you may be relying on General Instruction I.B.6 of Form S-3 to register this offering. If true, in accordance with Instruction 7 to General Instruction I.B.6, please set forth on the outside front cover of the prospectus the calculation of the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of this prospectus.

Incorporation of Documents by Reference, page 29

2. Please revise to incorporate by reference the Form 8-Ks filed on August 26, 2022, October 20, 2022, and October 26, 2022.

<u>Recent Developments, page 29</u>

3. We note that on October 14, 2022, your company was notified by Nasdaq that it is not in compliance with the minimum bid price requirements for continued listing on The Nasdaq Capital Market. Please include a recent development section to disclose the Nasdaq notification letter and the impact on your company if you are unable to regain compliance.

<u>Exhibits, page II-3</u>

4. We note that you are registering the offer and sale of debt securities. Please file a form of indenture as an exhibit to the registration statement. See Trust Indenture Act Compliance and Disclosure Interpretation 201.02

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Mariam Mansaray, Staff Attorney, at 202-957-9361 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Richard Friedman